Mail Stop 6010

May 30, 2008

Scott A. Carmilani
President and Chief Executive Officer
Allied World Assurance Company Holdings, LTD
27 Richmond Road
Pembroke HM 08
Bermuda

> **Re:** **Allied World Assurance Company Holdings, LTD**
> **Form 10-K for Fiscal Year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-32938**

Dear Mr. Carmilani:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Risk Factors, page 27

"We depend on a small number of brokers for a larger portion of our revenues . . .," page 30

1.   We note your disclosure on page 30 that the loss of the business provided by brokers Marsh & McLennan Companies, Inc.; Aon Corporation; and Willis Group Holdings Ltd. would have a material adverse effect on your financial conditions. If you have written agreements with these three brokers, please file these agreements as exhibits or provide

us with an analysis supporting your determination that the agreement is not required to be filed pursuant to Item 601 (b)(10) of Regulation S-K. Additionally, provide a discussion of the material terms of each agreement in the Business section. Please note that if any of these agreements were filed previously, you may amend your Form 10-K to incorporate the previously-filed agreement by reference.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please do not hesitate to contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 if you have questions regarding the comments and related matters.

Sincerely,

Jeffrey Riedler
Assistant Director